National Retail Properties, Inc.

450 South Orange Avenue, Suite 900

Orlando, Florida 32801

(407) 265-7348

September 3, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Erin Martin Tom Kluck Linda Van Doorn Wilson K. Lee

	Re:	National Retail Properties, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 (Filed on 2/25/2010) Proxy Statement on Schedule 14A (Filed on 3/31/2010) File No. 001-07533

Ladies and Gentlemen:

Please find the responses of National Retail Properties, Inc. (the “Company”) to your letter dated August 23, 2010, providing comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) and Proxy Statement on Schedule 14A filed on March 31, 2010 (the “Proxy Statement”). In order to facilitate the review of this letter by the Staff of the Securities and Exchange Commission (the “Commission”), we have restated each of your numbered comments below and have included the Company’s response underneath each comment. The acknowledgements requested by the Staff are provided in the attached letter from the Company.

Form 10-K for the Year Ended December 31, 2009

Financial Statements and Notes

Consolidated Statements of Earnings, page 48

1.	Please clarify your basis for presenting loss on notes receivable foreclosure below earnings from operations.

Response:

The Company does not provide debt financing in the normal course of its operations and does so only incidentally to its primary business of acquiring, leasing and selling retail properties. Prior to this foreclosure, the Company had not experienced a foreclosure transaction with a material gain or loss and did not anticipate additional foreclosure transactions in the foreseeable future. Accordingly, the Company deemed the occurrence infrequent but not unusual and therefore, disclosed the amount as a separate line item within income from continuing operations, but below earnings from operations. The loss was discussed in Footnote 5 of the Company’s Form 10-K for the year ended December 31, 2009 and in the Management Discussion and Analysis under Liquidity and Capital Resources – Business Combinations. If the Company experiences additional foreclosure losses, the Company will consider presenting future foreclosure transactions in earnings from operations.

Note 1 – Organization and Summary of Significant Accounting Policies

Real Estate – Investment Portfolio, pages 57-58

2.	For your below market leases, please tell us whether there were any below market renewal periods associated with them and if so how the fair value of the below market renewal periods was determined and how it will be amortized.

Response:

The Company determined the fair value of the below market renewal periods using a probability of renewal analysis. The Company amortized the fair value of the renewal periods over the remaining term of the lease, unless the Company believed that it was likely that the tenant would renew the option whereby the Company amortized the value attributable to the renewal over the renewal period. In future filings, the Company will include additional language concerning renewal periods to its policy disclosure.

Real Estate – Inventory Portfolio, page 58

3.	We note from disclosures on page 23 that you transferred 11 properties from the Inventory Portfolio to the Investment Portfolio in December 2009. Please tell us how you valued these properties and to the extent adjustment was required, please tell us the amount of such adjustment and where on the statement of operations this adjustment has been recorded. Reference is made to paragraphs 360-10-35-44 and 360-10-45-7 of the FASB Accounting Standards Codification.

Response:

The Company valued the properties in accordance with paragraphs 360-10-35-44 of the FASB Accounting Standards Codification (“ASC”), which requires the properties to be transferred at the lower of book value, net of accumulated depreciation (as if the property had been held for use), or fair value. The Company compared each property’s book value, net of accumulated depreciation, to its fair value, which required five of the properties to be transferred at book value, resulting in additional depreciation expense of $556,000, and six of the properties to be transferred at fair value, resulting in an impairment of $1,952,000, which is included in impairment-real estate on the Company’s statement of earnings. These adjustments, as well as any comparative operations from the 11 properties, have been recorded in continuing operations as required by ASC 360-10-45-7.

Note 5 – Business Combinations, page 66

4.	We note that in connection with the foreclosures of a notes receivable, you acquired the operations of an auto service business. You recorded a loss of $7.8 million on the note foreclosure and goodwill of $3.4 million related to the acquisition. Please tell us the terms of the foreclosure and describe how you determined the amount of loss and goodwill recognized. Your response should disclose the purchase price allocation for the acquisition and the outstanding balance for the note receivable at the time of foreclosure.

Response:

One of the Company’s tenants in the auto service business defaulted on its twelve lease agreements as well as its loan agreement with Company. The eviction of the tenant in June 2009 and the simultaneous taking of the underlying equipment loan collateral located on the twelve leased sites allowed the Company to immediately takeover existing business operations. Through a third-party manager, the Company has operated the business continuously and without interruption since eviction of the tenant, but looks to sell the business to a third party in the future. The Company accounted for the transaction under ASC 805. The Company first measured the identifiable assets acquired (no liabilities were assumed). The identifiable assets included equipment and inventory, and the Company engaged a third-party appraiser to determine the fair value of the equipment in accordance with ASC 820-10. The Company also identified the auto service business as “an asset representing future economic benefits arising from other assets acquired in a business combination” (goodwill). The Company engaged a third-party valuation firm to determine the fair value of the auto service business in accordance with ASC 820-10. The outstanding loan balance at the time of foreclosure totaled $12,092,182. The Company recorded the foreclosed equipment at the appraised fair value ($735,355) and recorded the fair value of the existing business operations ($3,400,000) as goodwill. In accordance with ASC 805-55-23, due to the pre-existing relationship between the Company and the borrowers (loan agreement), the Company recorded a loss on the foreclosure, which was calculated as follows (in thousands):

Fair value of equipment	$735
Fair value of business	3,400
Existing inventory	141

Less: loan balance at date of foreclosure	(12,092)

Loss on foreclosure	$(7,816)

Note 6 – Mortgages, Notes and Accrued Interest Receivable, page 67

5.	Please disclose the balance for allowance for credit losses as of each period end presented. Reference is made to Rule 5-02(4) of Regulation S-X. To the extent that no allowance has been recorded, please provide us with more detail regarding how you determined that no allowance was required for your notes receivable as of December 31, 2009.

Response:

The Company did not have a balance in allowance for credit losses as of December 31, 2009 and 2008. The Company’s policy for recording the allowance for credit losses is determined on an individual note basis by reviewing any notes with amounts past due for over 90 days. Once all possible means of collection have been exhausted, any outstanding amounts are written off against the allowance. As of December 31, 2009 and 2008, the Company did not have any amounts over 90 days past due. In addition, prior to December 31, 2009, the Company had not experienced any loan losses except for the loss on foreclosure discussed in Item 4 above. If a future loan loss is recorded, the Company will disclose such loss in future filings.

Note 10 – Notes Payable – Convertible, page 70

6.	For your convertible debt instruments outstanding as of December 31, 2009 with cash conversion features, please tell us how you have complied with the disclosure requirements outlined in paragraphs 470-20-50-4 to 470-20-50-6 of the FASB Accounting Standards Codification.

Response:

The disclosures are found in various locations in the Company’s Form 10-K for the year ended December 31, 2009. The following outlines the disclosures as required by the Codification followed by the Company’s disclosure for each respective requirement.

50-4 As of each date for which a statement of financial position is presented, an entity shall disclose all of the following:

a.	The carrying amount of the equity component – The equity component is disclosed in the statement of stockholder’s equity.

b.	For the liability component:

1.	The principal amount – The principal amount is disclosed in footnote 10 of the Company’s Form 10-K for the year ended December 31, 2009.

2.	The unamortized discount – The unamortized discount is disclosed in the parenthetical on the face of the balance sheet of the Company’s Form 10-K for the year ended December 31, 2009.

3.	The net carrying amount – The net carrying amount is disclosed on the face of the balance sheet of the Company’s Form 10-K for the year ended December 31, 2009.

50-5 As of the date of the most recent statement of financial position that is presented, an entity shall disclose all of the following:

a.	The remaining period over which any discount on the liability component will be amortized – the amortization period is disclosed in footnote 10 of the Company’s Form 10-K for the year ended December 31, 2009. The table states the earliest put option date and the footnotes to the table state that amounts will be amortized over the earliest put option date.

b.	The conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined – The conversion price and number of shares are both disclosed in the footnotes to the table included in footnote 10 of the Company’s Form 10-K for the year ended December 31, 2009.

c.	For a public entity only, the amount by which the instrument’s if-converted value exceeds its principal amount, regardless of whether the instrument is currently convertible – The if-converted amount does not exceed the value of the principal amount as of December 31, 2009.

d.	All of the following information about derivative transactions entered into in connection with the issuance of instruments within the scope of the Cash Conversion Subsections regardless of whether such derivative transactions are accounted for as assets, liabilities, or equity instruments – The Company did not enter into derivative transactions in connection with the issuance of it’s convertible debt instruments.

50-6 For each period for which a statement of financial performance is presented, an entity shall disclose both of the following:

a.	The effective interest rate on the liability component for the period – The effective interest rates are disclosed in the footnotes to the table included in footnote 10 of the Company’s Form 10-K for the year ended December 31, 2009.

b.	The amount of interest cost recognized for the period relating to both the contractual interest coupon and amortization of the discount on the liability component – The coupon rate is disclosed in footnote 10 of the Company’s Form 10-K for the year ended December 31, 2009 and the amount is included in interest paid in the supplemental disclosure of cash flow information in the Company’s statement of cash flows for the year ended December 31, 2009. The amortization of note discount is disclosed in the cash flows from operating activities of the Company’s statement of cash flows for the year ended December 31, 2009.

In future filings, the Company will include a table in the footnotes to the financial statements which discloses each of the above items in one location.

Exhibit Index, page 95

7.	Refer credit agreements filed as exhibits 10.9 and 10.11. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe the agreements are no longer material to investors.

Response:

The Company will file the complete credit agreement filed as exhibit 10.11 with its next quarterly report. The credit agreement filed as exhibit 10.9 has expired pursuant to its terms and therefore the Company no longer deems such agreement material to investors.

Proxy Statement on Schedule 14A, filed March 31, 2010

Executive Compensation, page 12

8.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Response:

The Company’s management, in consultation with the Company’s Compensation Committee, reviewed the Company’s compensation policies and practices for its employees in order to determine whether they are reasonably likely to have a material adverse effect on the Company. Management determined that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect.

Management based its determination on the following:

•

as disclosed on page 13 of the Proxy Statement, the Company’s Compensation Committee reserved the right, in its sole discretion, to modify or terminate or not make any awards under the Company’s bonus plan;

•

as disclosed on page 13 of the Proxy Statement, the Compensation Committee elected to use awards of restricted stock instead of other equity awards, such as stock options, because, as a REIT, which pays a large portion of its annual earnings to stockholders in the form of dividends, the Compensation Committee believes that restricted stock provides a better incentive and alignment of interest than stock options;

•	as disclosed on page 13 of the Proxy Statement, restricted stock grants are intended to provide the named executive officers with a significant interest in the long-term performance of our stock;

•	restricted stock awards are subject to forfeiture upon certain terminations of employment;

•	as disclosed on page 12 of the Proxy Statement, the Company has adopted stock ownership guidelines for its executive officers;

•	for 2009, none of the Company’s employees was paid commission compensation;

•	for 2009, bonus awards to the Company’s employees eligible for bonus awards were capped; and

•

for 2009, the Company did not base executive compensation (especially bonus awards) solely on one financial criterion, such as funds from operations per share, but on several critical success factors so as to not place all of management’s focus on achieving a single financial objective.

As such the Company mitigates potential short-term excessive risk taking and aligns compensation with increasing long-term shareholder value. The Company confirms that future filings will contain this disclosure or other relevant disclosure depending on the Company’s compensation policies at such time.

9.	Please expand your discussion of compensation awards to explain specifically why each named executive officer received the base salary, cash bonus and equity incentive awards that he did. For example, your discussion of cash bonuses should identify and discuss the personal goals assigned to each, individual officer and his or her ability to meet those goals. Please refer to Item 402(b) of Regulation S-K for guidance. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Response:

In future filings, assuming the Company’s compensation policies do not change, the Company will include disclosure consistent with the following in the appropriate sections of the Compensation Discussion and Analysis:

First, as further explained in the response to comment 10 below, the discussion of benchmarking contained on page 13 of the Proxy Statement under “Base Salary” will be removed and placed under “—2009 Executive Compensation Components and How They Relate to Our Objectives” as the Company benchmarks base salary and total compensation of its executive officers against base salary and total compensation of executive officers of companies in its peer group.

Base Salary: “The Compensation Committee sets and adjusts the base salary for our named executive officers based on the qualifications and experience, scope of responsibilities and past performance of each named executive officer, the practices of and salaries awarded by our peer group, and any other factor the Compensation Committee deems appropriate in setting each named executive officer’s base salary. The 2009 Review indicated base salaries for all executive officers were below the peer group median base salaries. Based on the criteria described above, base salaries for Messrs. Macnab, Whitehurst and Habicht in 2009 were unchanged from 2008 levels. Base salaries for Messrs. Bayer and Tessitore were increased 10.3% to bring them into a more competitive position to that of our peer group. In order to make the base salaries of all executive officers more comparable to the median base salaries of the Company’s peer group, the Committee intends to increase base salaries over the next three years.”

Bonus Awards: “In response to the unstable economic environment in 2008 and 2009, and given the Company’s more defensive business strategy for 2009, in February 2009, the Committee approved a non-equity incentive compensation plan (the “Bonus Plan”) for executive officers which was more qualitatively driven and included broad corporate level profitability, balance sheet preservation, and total shareholder return objectives as well as the performance goals of the executive officers. The overall goal of the Bonus Plan was to reward the executives for positioning the Company to capitalize on opportunities when the economy normalized. In February 2010, the Committee met to consider awards to executive officers under the Bonus Plan. In assessing each named executive officer’s performance for 2009, the Committee completed a subjective evaluation of the overall achievement of the performance goals of each named executive officer. The Committee believes the personal goals assigned to each executive officer are not material as the Committee did not place any particular emphasis on any specific performance goals, did not objectively measure achievement of each of the performance goals, nor determine the actual performance of each executive under each performance goal. In its subjective evaluation, the Committee did consider the recommendations of the Company’s Chief Executive Officer with respect to executive officers other than the Chief Executive Officer. The Committee also completed a subjective evaluation of corporate level profitability, balance sheet preservation and total shareholder return. The Committee did not place any particular emphasis on any specific corporate level factor, did not objectively measure each of the corporate level factors, nor determine the actual performance of the Company under each factor. Based on the Committee’s determination that the corporate level objectives were met, and, a review of Mr. Macnab’s performance in 2009, and a report from Mr. Macnab on the performance of the other executive officers in 2009, the Committee approved a cash bonus to Messrs. Macnab, Whitehurst, Habicht, Bayer, and Tessitore equal to 100% of each of such officer’s base salary in 2009.”

Equity Incentive Awards: “In setting 2009 equity incentive award levels, the Committee considered (but did not explicitly target) resulting total compensation, including base salary and bonus awards, compared against the median total compensation of executive officers at companies in our peer group as well as compared to the Company’s 2008 equity incentive awards. In February 2010, based on an evaluation of 2009 individual performance of the named executive officers, including review of their achievement of individual performance goals, and broad corporate level profitability, balance sheet, and total return objectives, the Committee approved grants to Messrs. Macnab, Whitehurst, Habicht, Bayer, and Tessitore of 78,935, 42,413, 35,344, 19,321, and 19,321 shares of restricted stock, respectively. The Committee noted that the 2009 equity incentive award to each named executive officers represented a decrease of approximately 12% to 21%, depending on the officer, from awards in 2008 and resulted in total compensation for the Company’s named executive offices being below the median of total compensation for executive officers at companies in our peer group.”

10.	We note that you benchmark compensation. Please more fully describe your benchmarking policy. For example, we note that you have benchmarked base salary to the peer group median base salaries, but you have not explained if you also benchmark other portions of compensation, such as cash bonuses and restricted stock awards, to the peer group and, if so, the targeted percentile range. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Response:

The Company has a practice of benchmarking base salary and total compensation for its named executive officers against the Company’s peer group. We refer the Staff to the following disclosure on page 12 of the Proxy Statement: “In making compensation decisions, the Committee considers the compensation practices and financial performance of REIT and other industry participants and from time to time receives assessments and advice regarding compensation practices from independent compensation consultants.” In future filings, the discussion of benchmarking contained on page 13 of our Proxy Statement under “Base Salary” will be removed and placed under “—2009 Executive Compensation Components and How They Relate to Our Objectives.” In future filings, the Company will include disclosure under “—2009 Executive Compensation Components and How They Relate to Our Objectives” consistent with the following, adjusted for the applicable circumstances:

“In 2009, the Committee undertook an extensive review of the compensation of our executive officers as compared to the compensation of executive officers of companies in our peer group (the “2009 Review”). In connection with the 2009 Review, the Committee, with the assistance of Mercer LLC, an independent compensation consultant (“Mercer”), determined that our peer group included Acadia Realty Trust, Cedar Shopping Centers, Corporate Office Properties, Digital Realty Trust, Entertainment Properties Trust, Equity One, Inc., Federal Realty Investment Trust, Highwoods Properties, Realty Income Corporation, Regency Centers Corporation, Tanger Factory Outlet Centers, UDR, Inc., and Weingarten Realty Investment Trust. The Committee was provided with a detailed analysis of the compensation of our executive officers as compared to the executive officers of companies in our peer group, with the overall strategy of benchmarking base salary comparable to the peer group. For the fiscal year ended December 31, 2009, base salary, non-equity incentive compensation (in the form of a cash bonus) and equity incentive compensation (in the form of restricted stock) were the principal components of compensation for the named executive officers. Executives also receive certain benefits and other perquisites.

The Compensation Committee benchmarked base salary and total compensation against our peer group, generally targeting the 50th percentile (median) of the compensation of our peer group. We believe that this compensation, benchmarked against our peer group, provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term shareholder value, and encourages executive recruitment and retention.”

11.	You have not provided a quantitative discussion of all the terms of the necessary targets to be achieved by your named executive officers to earn their cash bonuses and restricted stock awards. For example, we note that with respect to cash bonuses, the committee took into consideration the company’s ability to meet profitability, balance sheet and total return objectives. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note that part of this compensation is based upon qualitative performance factors, in particular personal goals assigned to each officer. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v).

Response:

The Company believes that the disclosure of such performance targets would be competitively harmful to it, and therefore believes such information may be omitted pursuant to Instruction 4 to Item 402(b) for the following reasons:

•

the real estate industry is highly competitive and the Company faces significant competition for investment opportunities; real property is, by its nature, limited, and the competition for the opportunities related to real property is substantial; the Company’s performance targets are the product of the Company’s strategic vision and assessment of the real estate industry and any public dissemination of these targets is likely to cause substantial competitive harm to the Company by unfairly giving its competitors insight into the Company’s internal financial forecasting;

•

the Company’s performance targets could possibly be reverse engineered to give competitors insights into the Company’s assessment of, and projections related to, the future of the real estate industry and the Company’s competitive position within the industry, which would enable them to use that information when competing for similar investment opportunities;

•

the Company believes that one of its competitive advantages is its knowledge of, and its experience and familiarity with, the real estate industry and the disclosure of its performance targets would enable the Company’s competitors to benefit from its internal forecasting and strategic models that are predicated upon that knowledge, experience and familiarity;

•

the market for top level, highly experienced executives in the real estate industry is extremely competitive, and the Company’s competitors may use information about its compensation structure as a basis to solicit the Company’s highly experienced executives, thereby impairing the Company’s ability to retain such individuals or preventing the Company from hiring other talented individuals, as competitors could leverage that information against the Company, which would be competitively harmful to the Company;

•

the disclosure of the Company’s performance targets may place the Company at a competitive disadvantage to the extent third parties perceive that the Company’s financial position is changing or is otherwise in question whether as a result of the Company (a) setting performance targets that are lower than what the public might have independently expected them to be or (b) failing to meet the performance targets that it established;

•

the disclosure of the Company’s performance targets may result in the perception that the Company’s management is underperforming, to the extent that those targets are not met, which would place the Company at a competitive disadvantage with respect to (a) attracting joint venture or other business partners and (b) obtaining debt or equity financing on attractive terms, whether in private transactions or in the capital markets; and

•

the disclosure of the Company’s performance targets could unfairly affect analysts’ perceptions of the Company’s financial strength, which could have a negative impact on the Company’s business or credit ratings.

In addition, the Company believes that disclosure of the specific performance targets is not material to investors, and that such disclosure may actually confuse investors in light of the Company’s other public disclosures. Specifically, the Company establishes the specific performance targets at the beginning of each year, and those targets remain the same throughout the year, notwithstanding the fact that the Company’s earnings guidance and other publicly available information may be substantially revised and updated to reflect any number of events or developments. As a result, the performance targets may serve as a source of confusion to investors in light of their deviation from the Company’s other publicly available information. The Company believes that its earnings guidance and other publicly available information is a better tool for informing investors. Rather than disclosing the performance targets, the Company believes that it would be more meaningful to investors for the Company to disclose the likelihood of achieving those targets, and not the targets themselves. Accordingly, in its future filings, the Company intends to describe, in reasonable detail, the likelihood of achieving the performance targets, but not the actual performance targets.

Please refer to our response to Comment 9 with respect to each named executive officer’s personal goals.

12.	We refer you to Section II.B.1 of Securities Act Release No. 33-8732A (Aug. 26, 2006). The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Messrs. Macnab and Whitehurst received significantly more stock awards than the other named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K.

Response:

The primary components for compensation (i.e., salary, cash bonus and equity incentive awards) were the same for each named executive officer in 2009. We refer the Staff to the disclosure on page 12 of the Proxy Statement under “—What Our Compensation Program is Designed to Reward and Other Policies” in the Compensation Discussion and Analysis where the Company discloses that it considers “the compensation practices and financial performance of REIT and other industry participants” in making its compensation decisions and also considers “the position, level and scope of the executive officer’s responsibility.”

Accordingly, the differences in the amounts of compensation awarded to the named executive officers are primarily a result of benchmarking each executive’s compensation against the total compensation for the executives of the Company’s peer group and also based on the different position and responsibilities among the Company’s named executive officers. The Company disclosed the companies determined, with the assistance of an independent compensation consultant, to be in its peer group on page 13 of the Proxy Statement under “—Base Salary” in the Compensation Discussion and Analysis. The responsibilities for each named executive officer are as follows: (i) Mr. Macnab, the Chief Executive Officer, is responsible for developing, defining, implementing and executing the Company’s corporate strategy, policies, mission, philosophy, goals and objectives; (ii) Mr. Whitehurst, the President and Chief Operating Officer, is responsible for overseeing the day-to-day operations of the Company including its acquisitions, dispositions, development, property management, underwriting, structured finance, human resources, and legal departments; (iii) Mr. Habicht, the Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, is responsible for overseeing all capital, financial reporting, information technology and corporate communication matters of the Company and assisting the corporate secretary with his duties; (iv) Mr. Bayer, Executive Vice President of Portfolio Management and Chief Investment Officer, is responsible for overseeing the leasing, asset management, due diligence and underwriting groups of the Company; and (v) Mr. Tessitore, Executive Vice President, General Counsel and Secretary, is responsible for overseeing all legal matters involving the Company and maintaining corporate minutes for board, committee, stockholder and other meetings. The Company believes that the different levels of compensation provided to its named executive officers is commensurate to the foregoing responsibilities of each executive officer.

Other differences in compensation are based on the individual performance of each named executive officer in each year. In future filings, the Company will expand its disclosure to explain more precisely the reasons for the material differences in compensation for each named executive officer.

As requested by the Staff of the Commission, the Company is providing the following acknowledgements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (407) 265-7348.

Thank you for your consideration in these matters.

Sincerely,

/s/ Kevin B. Habicht
Kevin B. Habicht
Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
National Retail Properties, Inc.

cc:	Jeffrey B. Grill, Pillsbury Winthrop Shaw Pittman LLP
Paula Morabito, Ernst & Young LLP